                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2002

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23,
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   [X]                Form 40-F
                      -------                        -------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                             No   [X]
                      -------                        -------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     ST Assembly Test Services Ltd
                                     By:


                                      /s/ Tan Lay Koon
                                     -----------------------------
                                     Name : Tan Lay Koon
                                     Title: President & Chief Executive Officer
                                     Date : June 26, 2002
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FOR IMMEDIATE RELEASE


CORPORATE RELEASE


                         STATS APPOINTS NEW PRESIDENT &
                             CHIEF EXECUTIVE OFFICER

         HARRY DAVOODY RESIGNS TO PURSUE INTERESTS IN THE UNITED STATES

SINGAPORE AND MILPITAS, CALIFORNIA, JUNE 26, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Tan Lay Koon as its President & Chief Executive Officer, effective immediately. He will also be appointed as a director to STATS' Board of Directors.

Lay Koon, previously STATS' Chief Financial Officer succeeds Harry Davoody who has resigned to pursue interests in the United States.

Said Tan Bock Seng, Chairman of STATS, "In the two years as Chief Financial Officer of STATS, Lay Koon has played a key role in shaping the strategic direction and position of STATS. Lay Koon possesses a rare combination of a creative financial mind and strong business acumen. He is a leader with a passion for success and has earned the respect of the board, senior management and employees of STATS. The board has decided that Lay Koon is the best person to succeed Harry and lead STATS forward."

Added Tan Bock Seng, "We are however very sorry that Harry has decided to resign to pursue other interests in the United States. During his tenure as CEO of STATS, Harry has energized the employees of STATS with his boundless energy and unadulterated passion for the company. The board and I would like to recognize the contributions of Harry and wish him all the best in his new endeavors."

On his new appointment, Tan Lay Koon said, "I am privileged to be appointed as the President & Chief Executive Officer of STATS. Coming out of the downturn, STATS is in a very strong position to ride the recovery because of the leadership of Bock Seng and Harry. They have built a strong foundation. I am both honored and humbled to be entrusted to lead STATS forward. STATS has truly first class people with commitment and with their support, I am very excited and confident of STATS' future."

Tan Lay Koon joined STATS in May 2000 as Chief Financial Officer. Prior to joining the company, Lay Koon was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Lay Koon graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

In conjunction with Lay Koon's appointment, Pearlyne Wang, currently Financial Controller, will be appointed as acting Chief Financial Officer.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.
             ------------

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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SINGAPORE CONTACTS :
Elaine Ang                                                                                Khor Hwee Eng
Manager, Investor Relations / Corporate Communications                                    Senior Marcom Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887                                                Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                                                         email: khorhweeeng@stats.st.com.sg
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US CONTACTS :
Drew Davies                                                                               Lisa Lavin
Director, Investor Relations                                                              Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                                                Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                                               email : lavinl@statsus.com
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